UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM U-3A-2

                 Statement By Holding Company Claiming Exemption
                  Under Rule U-3A-2 from the Provisions of the
                   Public Utility Holding Company Act of 1935

                      To Be Filed Annually Prior to March 1

                       MIDAMERICAN ENERGY HOLDINGS COMPANY

hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

1. Name, state of organization, location and nature of business of claimant and every subsidiary thereof.

     A. MidAmerican Energy Holdings Company - Organized as a holding company. Incorporated in Iowa. Headquartered in Des Moines, Iowa.

          The following companies are subsidiaries of MidAmerican Energy Holdings Company as defined by Section 2(a):

     B. Utility Subsidiaries
        --------------------
        100% Owned

        MidAmerican  Energy  Company  -  Organized  as  a  public  utility  to generate, transmit and distribute electric energy and to distribute natural gas. Incorporated in Iowa. Headquartered in Des Moines, Iowa.

             i.  100% owned by MidAmerican Energy Company

                 CBEC Railway  Inc.  -  Organized  to own  and  operate  rail facilities for the transportation of coal. Incorporated in Iowa. Headquartered in Des Moines, Iowa.

     C. Nonregulated Business Subsidiaries
        ----------------------------------
        100% Owned

          i. MidAmerican Capital Company - Organized as a holding company for nonregulated business subsidiaries. Incorporated in Delaware. Headquartered in Des Moines, Iowa.

               a.  100% Owned by MidAmerican Capital Company

               InterCoast Energy Company - Organized to market nonregulated electric energy, and produce and market oil and gas. Incorporated in Delaware. Headquartered in Des Moines, Iowa.
               AmGas Inc. - Organized to market nonregulated natural gas to end users. Incorporated in Iowa. Headquartered in Dallas, Texas.
               Cimmred Capital Company - Organized to invest in, develop and/or manage financial business ventures. Incorporated in Iowa. Headquartered in Wilmington, Delaware.
               Cimmred Energy Company  -  Organized to manage nonregulated electric energy. Incorporated in Iowa. Headquartered in Des Moines, Iowa.
               Cimmred Leasing  Company - Organized to invest in, develop and/or manage financial business ventures. Incorporated in South Dakota. Headquartered in Wilmington, Delaware.
               Continental   Power   Exchange,   Inc.  -  Organized  to  provide
                    electronic services to electric energy buyers and sellers. Incorporated in Delaware. Headquartered in Atlanta, Georgia.
               Cornhusker  Railcar  Services,  Inc.  -  Organized  to  engage in railcar repair and maintenance. Incorporated in Iowa. Headquartered in Grand Island, Nebraska.
               GED Energy Services, Inc. - Organized to market nonregulated oil and gas. Incorporated in Delaware. Headquartered in Tulsa, Oklahoma.
               InterCoast  Capital  Company - Organized  to invest in and manage securities. Incorporated in Delaware. Headquartered in Wilmington, Delaware.
               InterCoast Energy  Marketing and Services  Company - Organized to
                    engage in energy marketing at both wholesale and retail. Incorporated in Delaware. Headquartered in Des Moines, Iowa.
               InterCoast  Gas   Marketing   Company  -   Organized   to  market
                    nonregulated oil and gas. Incorporated in Delaware. Headquartered in Des Moines, Iowa.
               InterCoast Gas Services Company (DE) - Organized to market non-
                    regulated oil and gas. Incorporated in Delaware. Head-quartered in Dallas, Texas.
               InterCoast Gas Services Company (OK) -   Organized   to  market
                    nonregulated oil and gas. Incorporated in Oklahoma. Headquartered in Tulsa, Oklahoma.
               InterCoast  Global  Management  Company  -  Organized  to  manage securities investments. Incorporated in Delaware. Headquartered in Des Moines, Iowa.

               InterCoast Investment Group, Inc. - Organized to invest in and/or manage securities investments. Incorporated in Delaware. Headquartered in Des Moines, Iowa.
               InterCoast  Power  Company -  Organized  to  manage  nonregulated electric energy investments. Incorporated in Delaware. Headquartered in Des Moines, Iowa.
               InterCoast  Power   Marketing   Company  -  Organized  to  market
                    nonregulated electric energy. Incorporated in Delaware. Headquartered in Des Moines, Iowa.
               InterCoast Trade & Resources Inc. - Organized   to  market
                    nonregulated oil and gas. Incorporated in Delaware. Headquartered in Des Moines, Iowa.
               InterCoast  Ventures  Company -  Organized to make venture capital investments. Incorporated in Delaware. Headquartered in Des Moines, Iowa.
               IWG Co. 3 - Organized to invest in leveraged leases and nonregulated power projects. Incorporated in Delaware. Headquartered in Wilmington, Delaware.
               IWG Co. 4 - Organized to hold equity participations in leveraged equipment leases. Incorporated in Delaware. Headquartered in Wilmington, Delaware.
               IWG Co. 8 - Organized to invest in nonregulated hydropower projects or companies. Incorporated in Delaware. Headquartered in Des Moines, Iowa.
               IWG  Co. 9  -   Organized   to  make   investments   in  limited
                    partnerships managing high yield bonds. Incorporated in Delaware. Headquartered in Des Moines, Iowa.
               Medallion California  Properties  Company - Organized to explore, acquire and develop gas and oil interests. Incorporated in Texas. Headquartered in Pacoima, California.
               InterCoast Oil and Gas Company - Organized to explore,  acquire and develop gas and oil interests. Incorporated in Delaware. Headquartered in Tulsa, Oklahoma.
               MWR Capital Inc. - Organized to invest in, develop and/or manage financial business ventures. Incorporated in Iowa. Headquartered in Wilmington, Delaware.
               MWR Investments, Inc. - Organized to invest in, develop and/or manage investments and financial business ventures. Incorporated in Iowa. Headquartered in Des Moines, Iowa.
               TTP, Inc. -  Organized  to invest  in,  develop  and/or  manage a cogeneration partnership. Incorporated in Iowa. Headquartered in Des Moines, Iowa.
               UNITRAIN,  Inc. - Organized  to own,  lease and operate  railroad coal cars and to maintain railroad cars owned by others. Incorporated in Iowa. Headquartered in Des Moines, Iowa.

               b. Less than 100% but Greater than 10% Owned by MidAmerican Capital Company

               Diversified Electronics LLP - Organized to provide home
                    security services. Incorporated in Iowa. Headquarted in Des Moines, Iowa.
               Edge Technologies,  Inc. - A joint  venture  organized in Iowa to generate capital for the development and commercialization of inventions. Incorporated in Iowa. Headquartered in Ames, Iowa.
               Founders Trust Company - Organized to provide  investment  advice and trust services. Incorporated in Texas. Headquartered in Dallas, Texas.
               McLeod Inc. - Organized to provide fiber optic telecommunications services. Incorporated in Iowa. Headquartered in Cedar Rapids, Iowa.
               Mycotech  Corporation - Organized to produce fungal  products for biopesticide and bioremediation applications. Incorporated in Delaware. Headquartered in Butte, Montana.
               Synergics,  Inc. - Organized to develop and operate  nonregulated hydropower projects. Incorporated in Maryland. Headquartered in Annapolis, Maryland.
               Tenaska III Texas Partners - Organized in Texas to construct, own and operate a cogeneration plant located near Paris, Texas. Headquartered in Omaha, Nebraska.
               Terra Blue Company - Organized  to invest in and  develop  water treatment projects. Incorporated in Delaware. Headquartered in Omaha, Nebraska.
               Utech Venture  Capital Corporation  -  Organized  to  invest  in venture capital. Incorporated in Delaware. Headquartered in Wilmington, Delaware.

          ii. Midwest Capital Group, Inc. - Organized as a holding company for nonregulated business development subsidiaries. Incorporated in Iowa. Headquartered in Des Moines, Iowa.

               a.  100% Owned by Midwest Capital Group, Inc.

               Dakota Dunes  Development  Company  -  Organized  to  invest  in, develop and/or manage real estate business ventures. Incorporated in Iowa. Headquartered in Dakota Dunes, South Dakota.
               Middlewood Mall,  Inc. - Organized to invest in,  develop  and/or manage commercial real estate ventures. Incorporated in Iowa. Headquartered in Des Moines, Iowa.

               b.  Less than 100% but Greater than 10% Owned

               Capital Center II Limited  Partnership  - Organized to construct, own, and operate office buildings in Des Moines, Iowa. Partnership formed in Iowa. Headquartered in Des Moines, Iowa.
               Capital Center III Limited  Partnership - Organized to construct, own and operate an office building in Des Moines, Iowa. Partnership formed in Iowa. Headquartered in Des Moines, Iowa.
               Northgate Park  Associates  -  Organized  to  develop  and own an office park. Partnership formed in Iowa. Headquartered in Iowa City, Iowa.
               RiverCenter Plaza Development Co., L.C. - Organized to construct, own and operate a commercial real estate venture. Incorporated in Iowa. Headquartered in Davenport, Iowa.

     D. Inactive Subsidiaries
        ---------------------

        100% Owned

          Midwest Gas Company - Incorporated in Iowa.  Headquartered in Des
               Moines, Iowa.
          DCCO Inc. - Incorporated in Minnesota. Headquartered in Des
               Moines, Iowa.
          * ENEREX Inc. - Incorporated in Iowa. Headquartered in Des Moines,
               Iowa.
          * InterCoast Sierra Power Company - Incorporated in Delaware. Headquartered in Des Moines, Iowa.
          * InterCoast WindRiver Company - Incorporated in Delaware. Headquartered in Des Moines, Iowa.
          * Iowa-Illinois Ventures, Inc. - Incorporated in Delaware. Headquartered in Des Moines, Iowa.

2. A brief description of the properties of the claimant and each of its subsidiary public utility companies.

     A.   MidAmerican  Energy Holdings  Company is a holding company which owns
          electric  and  gas  utility   operations   and  various   nonregulated
          businesses. MidAmerican Energy Holdings Company owns no physical utility property.

     B. MidAmerican Energy Company ("MidAmerican" or "Company") is a regulated public utility company, incorporated in the State of Iowa. On July 1, 1995, Iowa-Illinois Gas and Electric Company, Midwest Resources Inc. and its utility subsidiary, Midwest Power Systems Inc., merged with and into MidAmerican.

          The Company's utility operations consist of two principal business units: an electric generation business unit and a marketing and delivery business unit engaged in the transmission, distribution and sale of electricity and the distribution of natural gas. The marketing and delivery unit owns intrastate natural gas transmission lines that do not constitute a material portion of the overall distribution system; as such these lines are classified as distribution lines for accounting purposes.

          The Company's utility service territory spans the State of Iowa, serving most of its larger cities as well as areas of Illinois, South Dakota, and a small area of Nebraska. MidAmerican provides electric service to 635,000 customers in Iowa, Illinois, and South Dakota and natural gas service to 601,000 customers in Iowa, Illinois, South Dakota, and Nebraska.


          i.  ELECTRIC OPERATIONS:

              MidAmerican's transmission lines, operating from 34,500 to 345,000 volts, totalled 4,319 circuit miles at December 31, 1995 (4,029 miles are located in Iowa). MidAmerican owned 283 distribution substations (249 are located in Iowa) and 52 transmission substations (48 in Iowa) at December 31, 1995.


* Active at the end of 1995.

              MidAmerican owns or connects with electric transmission lines which deliver electric energy at or near the Iowa state border at the following interconnecting points:

              1. 161 kv interconnection near Creston, Iowa with Western Area Power Administration;

              2. 161 kv interconnection near Clarinda, Iowa with St. Joseph Light and Power Company;

              3. 345 and 161 kv interconnections at Council Bluffs, Iowa with Omaha Public Power District;

              4. 345 and 161 kv interconnection at Sioux City, Iowa with Omaha Public Power District;

              5. 69 kv interconnection at Hamburg, Iowa with Associated Electric Cooperative, Inc.;

              6. 345 kv interconnections near Hills, Iowa and near Haskins, Iowa with Union Electric Company;

              7. 345 kv interconnection at Sioux City, Iowa with Nebraska Public Power District;

              8. 345 kv interconnection at Cooper Nuclear Station with Nebraska Public Power District;

              9. 345 kv interconnection near Lakefield Junction, Minnesota with Interstate Power Company;

              10. 345 and 161 kv interconnections near Sioux City, Iowa with Western Area Power Administration;

              11. 345 kv interconnection at Quad-Cities Station near Cordova, Illinois with Commonwealth Edison Company and Interstate Power Company;

              12. 138 kv interconnection near Galesburg, Illinois with Illinois Power Company; and

              13. 161 kv interconnection near Camanche, Iowa with Interstate Power Company.

              MidAmerican owns or connects with the following transmission lines at or near the Iowa state border in order to serve its electric customers:

              1.    two 69 kv transmission lines near McCook Lake, South
                    Dakota;

              2.    one 69 kv transmission line near Alcester, South Dakota;

              3.    one 161 kv transmission line near Rock Island, Illinois;

              4.    one 161 kv transmission line in East Moline, Illinois;

              5. one 69 kv transmission line in or near Port Bryan and Cordova, Illinois;

              6.    two 69 kv transmission lines in East Moline, Illinois;

              7.    two 69 kv transmission lines in Moline, Illinois; and

              8.    one 69 kv transmission line in Rock Island, Illinois.

              Electric generating facilities at December 31, 1995 consisted of the following. The net accredited generating capacity, along with the participation purchases and sales, net, and firm purchases and sales, net, are shown for the summer 1995 accreditation.

                                                                Accredited
                                             Percent            Generating
                    Plant                   Ownership  Fuel    Capability (kW)
----------------------------------------    ---------  -----   ---------------

Steam Electric Generating Plants:
     Iowa
          George Neal Station
              Unit No. 1                        100.0   Coal           135,000
              Unit No. 2                        100.0   Coal           300,000
              Unit No. 3 (jointly owned)         72.0   Coal           370,800
              Unit No. 4 (jointly owned)         41.0   Coal           253,200
          Ottumwa Unit (jointly owned)           52.0   Coal           372,100
          Louisa Unit (jointly owned)            88.0   Coal           616,000
          Council Bluffs Energy Center
              Unit No. 1                        100.0   Coal            46,000
              Unit No. 2                        100.0   Coal            88,000
              Unit No. 3 (jointly owned)         79.0   Coal           533,900
          Riverside Station
              Unit No. 1                        100.0   Coal             5,000
              Unit No. 5                        100.0   Coal           130,000
Total Steam Electric Generating Units                                2,850,000

Combustion Turbines:
     Iowa
          Parr-2 units                          100.0   Gas or Oil      30,800
          Electrifarm-3 units                   100.0   Gas or Oil     185,600
          River Hills Energy Center-8 units     100.0   Gas or Oil     116,000
          Sycamore Energy Center-2 units        100.0   Gas or Oil     149,000
          Pleasant Hill-3 units                 100.0   Oil            148,000
          Coralville-1 unit                     100.0   Gas or Oil      64,000
     Illinois
          Moline - 4 units                      100.0   Gas or Oil      64,000
Total Combustion Turbine                                               757,400

Nuclear:
     Illinois
          Quad-Cities Station
          Unit No. 1 (jointly owned)             25.0   Nuclear        192,300
          Unit No. 2 (jointly owned)             25.0   Nuclear        192,500
     Nebraska
          Cooper Station (Note 1)                50.0   Nuclear        389,000
Total Nuclear                                                          773,800

Hydro:
     Illinois
          Moline - 4 units                      100.0   Water            3,200
Total Hydro                                                              3,200

Net Accredited Generating Capability                                 4,384,400
Participation Purchases and Sales, Net                                 (53,000)
Firm Purchases and Sales, Net                                         (115,000)

Adjusted Net Accredited Generating Capability                        4,216,400

(1) Cooper Nuclear Station is owned by Nebraska Public Power District and the amount shown is MidAmerican's entitlement (50 percent) of Cooper's accredited capability under a power purchase agreement extending to the year 2004.

          ii.  GAS OPERATIONS

               MidAmerican serves customers in Iowa, Illinois, South Dakota, and Nebraska. The Federal Energy Regulatory Commission (FERC) issued orders (collectively Order 636) effective November 1, 1993, which have significantly changed the operations and regulatory requirements for interstate pipeline companies. Prior to the effective date of Order 636, natural gas was supplied by various pipeline companies, producers, and brokers and was transported by Northern Natural Gas Company, Natural Gas Pipeline Co. of America and ANR Pipeline Co. The Order 636 changes directly impact local distribution companies (LDCs), including MidAmerican, by requiring LDCs to assume responsibility for the procurement, transportation and storage of natural gas.

               Natural  gas  is   distributed   through   18,284  miles  of
               distribution mains and services of which 14,279 miles are located in Iowa, 1,965 miles in Illinois, 1,903 miles in South Dakota and 137 miles in Nebraska.

               Other natural gas property owned includes: three liquefied natural gas plants located in Bettendorf, Iowa, Waterloo, Iowa, and Des Moines, Iowa with 109,600 MMBtu maximum daily delivery capacity and five propane-air gas peak shaving plants of which four are located in Iowa and one in South Dakota, with a total maximum daily delivery capacity of 81,340 MMBtu.

3. The following information, together with additional data, provides the electric and natural gas data for MidAmerican for the year ended December 31, 1995.

     A.   (1) Number of kWh of electric energy sold (at retail or wholesale):

               Retail                          14,997,796,000
               Sales for Resale                 5,509,161,000

          (2)  Number of MMBtu of natural gas distributed (at retail):

                                                   97,928,000

     B. (1) Number of kWh of electric energy distributed at retail outside of the state of incorporation:

               South Dakota                        93,055,000
               Illinois                         1,648,684,000

          (2) Number of MMBtu of natural gas distributed at retail outside of the state of incorporation:

               Illinois                            11,168,000
               South Dakota                        10,262,000
               Nebraska                               632,000

     C. (1) Number of kWh of electric energy sold at wholesale outside of the state of incorporation, or at the state line: None

               The number of kWh of electric energy sold at wholesale outside of the state of incorporation, or at the state line, excludes the following sales for resale transactions originating within the State of Iowa to purchasers outside the state: 3,939,402,000.

          (2) Number of MMBtu of natural gas sold at wholesale outside of the state of incorporation, or at the state line: None

          The number of MMBtu of natural gas sold at wholesale outside the state of incorporation, or at the state line, excludes the following sales for resale transactions: 1,815,000.

     D. (1) Number of kWh of electric energy purchased outside of the state of incorporation, or at the state line:

               Nebraska                         2,848,939,000
               Minnesota                          416,753,000
               North Dakota                       169,788,000
               South Dakota                       290,283,000
               Missouri                           188,345,000
               Wisconsin                            1,594,000
               Illinois                           161,554,000


          (2) Number of MMBtu of natural gas purchased outside of the state of incorporation, or at the state line:

               Minnesota                           19,321,000
               Kansas                               6,489,000
               Texas                               16,465,000
               Oklahoma                             2,555,000
               Arkansas                             1,545,000
               Nebraska                               923,000
               Louisiana                            7,188,000
               New Mexico                           1,350,000
               Illinois                             3,740,000

     E.   Additional Data:
          (1) Electric operating revenues (000):

               Iowa                87.2%          $   954,480
               Outside of Iowa     12.8%          $   140,167
               Total              100.0%          $ 1,094,647

          (2)  Natural gas operating revenues (000):

               Iowa                78.0%          $   358,442
               Outside of Iowa     22.0%          $   101,146
               Total              100.0%          $   459,588

          (3)  Total average electric customers:

               Iowa                86.4%              545,668
               Outside of Iowa     13.6%               85,823
               Total              100.0%              631,491

          (4)  Total average natural gas customers:

               Iowa                78.6%              467,547
               Outside of Iowa     21.4%              127,596
               Total              100.0%              595,143

          (5)  Net utility plant-electric (000):

               Iowa                86.3%          $ 1,906,128
               Outside of Iowa     13.7%          $   301,763
               Total              100.0%          $ 2,207,891

          (6)  Net utility plant-gas (000):

               Iowa                80.8%          $   361,050
               Outside of Iowa     19.2%          $    85,608
               Total              100.0%          $   446,658

 4.   A.   None

           b.   None

           c.   None

           d.   None

           e.   None

Exhibit A

     Exhibit A, Pages 1 through 20 (see attached), shows consolidating statements of income and retained earnings of the claimant and its subsidiary companies for the year ended December 31, 1995, together with consolidating balance sheets of the claimant and its subsidiary companies as of December 31, 1995.

Exhibit B

     A consolidated financial data schedule will accompany the filed version of this draft form when filed with the Commission via EDGAR.

Exhibit C

     Not Applicable.

     The above named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 2nd day of December, 1996.



                                 MidAmerican Energy Holdings Company



                                 By   ss/  P. G. Lindner
                                      ----------------------------------
                                           P. G. Lindner, Senior Vice President
                                             and Chief Financial Officer
Attest:



ss/ P. J. Leighton
--------------------------------------
    P. J. Leighton, Vice President and
    Corporate Secretary




All notices and correspondence concerning this statement should be addressed to:

                          P. J. Leighton
                          Vice President and Corporate Secretary
                          MidAmerican Energy Holdings Company
                          P.O. Box 657
                          Des Moines, IA  50303-0657